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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MESA AIR GROUP, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

590479 10 1

(CUSIP Number)

Jonathan G. Ornstein
410 North 44th Street, Suite 700
Phoenix, Arizona 85008
(602) 685-4000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

CUSIP NO. 590479 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Barlow Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 10,000 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 10,000 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 590479 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Jonathan G. Ornstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable/PF(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,025,533(2) 8 SHARED VOTING POWER 110,212(3)(4) 9 SOLE DISPOSITIVE POWER 1,025,533(2) 10 SHARED DISPOSITIVE POWER 110,212(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,135,745

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Mr. Ornstein used personal funds to obtain the shares for which he has sole voting power and sole dispositive power. This item is not applicable with respect to the shares for which he has shared voting power and shared dispositive power.

(2)	Represents 1,025,533 options and warrants exercisable within 60 days of the date of this Statement.

(3)	Mr. Ornstein is the controlling shareholder of Barlow Management, Inc. As the controlling shareholder of Barlow Management, Inc., Mr. Ornstein may be deemed to beneficially own 10,000 shares of Common Stock beneficially owned by Barlow Management, Inc.

(4)	The number also includes 100,212 shares owned by Lisa Stockwell, Mr. Ornstein’s wife. Mr. Ornstein disclaims beneficial interest in such shares except to the extent of his economic interest therein.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

George Murnane, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 42,481(1) 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 42,481(1) 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,481

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 22,481 shares issuable upon exercise of warrants and options exercisable within 60 days.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

James E. Swigart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable/PF(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 195,204(2) 8 SHARED VOTING POWER 10,000(3) 9 SOLE DISPOSITIVE POWER 195,204(2) 10 SHARED DISPOSITIVE POWER 10,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,204

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Mr. Swigart used personal funds to obtain the shares for which he has sole voting power and sole dispositive power. This item is not applicable with respect to the shares for which he has shared voting power and shared dispositive power.

(2)	Includes 14,321 shares held by Mr. Swigart’s IRA and 7,729 shares held by Mr. Swigart’s minor children, as to which Mr. Swigart has sole voting power and sole dispositive power. Includes 27,181 shares issuable upon exercise of options or warrants exercisable within 60 days.

(3)	As a stockholder of Barlow Management, Inc., Mr. Swigart may be deemed to beneficially own 10,000 shares of Common Stock beneficially owned by Barlow Management, Inc.

         This statement of Schedule 13D (“Statement”) relates to the Common Stock, no par value (the “Common Stock”) of Mesa Air Group, Inc., a Nevada corporation (the “Issuer”). This Statement on Schedule 13D originally filed on January 12, 1998, as amended on February 3, 1998, and March 10, 1998, is hereby amended to include the information contained herein, and this Statement constitutes Amendment No. 3 to the Reporting Person’s (as defined below) Schedule 13D.

         Pursuant to Rules 13d-1 (f) (1) – (2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Statement on behalf of Barlow Management, Inc., a Texas corporation (“Barlow Management”), Jonathan G. Ornstein (“Ornstein”), George Murnane, III (“Murnane”), and James E. Swigart (“Swigart”). Barlow Management, Ornstein, Murnane and Swigart are sometimes hereinafter referred to as the “Reporting Persons.”

ITEM 2. IDENTITY AND BACKGROUND

         Paragraphs (b), (c) and (f) are hereby amended to add the following:

         MURNANE

         George Murnane, III, is a citizen of the United States of America and his principal business address is 1954 Airport Road, Suite 200, Atlanta, Georgia 30341. Murnane is the Chief Financial Officer of International Airline Support Group, Inc.

         SWIGART

         James E. Swigart is a citizen of the United States of America and his principal business address is P.O. Box 676352, Rancho Santa Fe, California 92067. Swigart’s principal occupation is as a private investor.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of the funds used by the Reporting Persons to purchase the shares of the Common Stock are as follows:

Reporting Person	Source of Funds	Amount of Funds (1)

Barlow Management, Inc.	Other (2)	$67,500

Jonathan G. Ornstein	Personal Funds	$676,431	(4)

George Murnane, III	Personal Funds	$295,899.75	(5)

James E. Swigart	Personal Funds	$1,134,155.25	(6)
(1)	Based on the closing price of the Common Stock on January 30, 1998.

(2)	Capital contributions from stockholders of Barlow Management.

(3)	With respect to the 10,000 shares owned directly by Barlow Management.

(4)	With respect to the 100,212 shares owned by Lisa Stockwell, Mr. Ornstein’s wife.

(5)	With respect to the 42,481 shares owned directly by Murnane.

(6)	With respect to the 145,973 owned directly by Swigart, the 14,321 shares of Common Stock held by Swigart’s IRA and the 7,729 shares of Common Stock held by Swigart’s children.

ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Persons acquired and continue to hold the shares of the Common Stock reported herein for the purpose of influencing policies of the Issuer. The Reporting Persons have, and may in the future if such Reporting Persons deem it necessary, recommend changes in operating policies, management personnel and directorship. To date, the Issuer has implemented, or initiated steps to implement, a number of changes in operating policies and management personnel recommended by the Reporting Persons and has placed Mr. Ornstein and James E. Swigart, nominees of the Reporting Persons, on the Issuer’s Board of Directors. Based on the Reporting Persons’ current assessment of the nature and scope of requisite actions remaining to be taken by the Issuer to improve operating performance, strategic relationships and profitability, the Reporting Persons believe it may be necessary for affiliates of the Reporting Persons to become more active in the affairs of the Issuer, in order to preserve or enhance shareholder value. In addition, the Reporting Persons may seek additional seats on the Issuer’s Board of Directors. Depending on market conditions and other factors that each of the Reporting Persons may deem relevant, such Reporting Person may purchase additional shares of the Common Stock in the open market or in private transactions.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         At August 24, 2001, the Issuer had 35,703,317 shares of Common Stock outstanding.

         (a)

         BARLOW PARTNERS II, L.P.

         Barlow Partners II, L.P. has sold, or distributed to its members, all of its holdings of Common Stock of the Issuer, and is no longer required to be included in this Schedule 13D.

BARLOW MANAGEMENT

         Barlow Management beneficially owns 10,000 shares of the Common Stock, which constitutes less than 1% of the 35,703,317 shares of such stock outstanding as of August 24, 2001.

         ORNSTEIN

         Because of his position as the controlling shareholder of Barlow Management and on the basis of Mr. Ornstein’s wife, Lisa Stockwell, beneficially owning 100,212 shares of Common Stock, Mr. Ornstein may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 1,135,745 shares of the Common Stock (including 1,025,533 shares that Ornstein has the right to acquire within 60 days), which constitutes approximately 3.8% of the 35,703,317 shares of such stock outstanding as of August 24, 2001.

         MURNANE

         The aggregate number of shares of the Common Stock that Murnane owns beneficially, pursuant to Rule 13d-3 under the Act, is 69,430 (including 22,481 shares that Murnane has the right to acquire within 60 days), which constitutes less than 1% of the 35,703,317 shares of such stock outstanding as of August 24, 2001.

         SWIGART

         Because of his ownership in Barlow Management, Swigart may, pursuant to Rule 13d-3 under the Act, be deemed to beneficially own 214,388 (including 27,181 shares that Swigart has the right to acquire within 60 days), which constitutes less than 1% of the 35,703,317 shares of such stock outstanding as of August 24, 2001.

         To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2 (a) herein is the beneficial owner of any shares of the Common Stock.

         (b)

         BARLOW MANAGEMENT

         Barlow Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,000 shares of Common Stock.

         ORNSTEIN

         Because of his position as controlling shareholder of Barlow Management, Mr. Ornstein may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 10,000 shares of Common Stock beneficially owned by Barlow Management. Mr. Ornstein may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 100,212 shares of Common Stock beneficially owned by Lisa Stockwell, Mr. Ornstein’s wife. As a result of 1,025,533 shares of Common Stock that Mr. Ornstein has the right to acquire within 60 days, Mr. Ornstein has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,025,533 shares of Common Stock.

         MURNANE

         Murnane has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 42,481 shares of the Common Stock, including 22,481 shares which he has the right to acquire within 60 days.

         SWIGART

         Swigart has the sole power to vote or to direct the vote and to dispose or direct the disposition of 195,204 shares of Common Stock, including 27,181 shares which he has the right to acquire within 60 days. Additionally, because of his ownership of Barlow Management, Swigart may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 10,000 shares of Common Stock beneficially owned by Barlow Management.

         (c)  The Reporting Persons executed the following transactions in the Issuer’s Common Stock in the open market within the last 60 days (includes transactions in the open market that occurred since May 1, 2001, and were not previously reported on this Schedule 13D):

Reporting Person	Transaction Date	Amount of Securities	Price Per Share

Barlow Partners II, L.P.	May 11, 2001	Sold 300,000 Shares of Common Stock	$10.80

	May 25, 2001	Sold 28,896 Shares of Common Stock	$11.38

	May 30, 2001	Sold 50,000 Shares of Common Stock	$11.86

	June 1, 2001	Sold 100,000 Shares of Common Stock	$11.72

	June 12, 2001	Sold 30,000 Shares of Common Stock	$12.14

	June 14, 2001	Sold 10,000 Shares of Common Stock	$11.86

	June 20, 2001	Sold 16,900 Shares of Common Stock	$11.40

Reporting Person	Transaction Date	Amount of Securities	Price Per Share

Barlow Management, Inc.	August 11, 2001	Sold 1,000 Shares of Common Stock	$13.66

	August 12, 2001	Sold 3,500 Shares of Common Stock	$14.10

	August 13, 2001	Sold 1,000 Shares of Common Stock	$14.18

	August 13, 2001	Sold 1,000 Shares of Common Stock	$14.14

	August 13, 2001	Sold 1,000 Shares of Common Stock	$14.25

	August 13, 2001	Sold 1,000 Shares of Common Stock	$14.20

	August 13, 2001	Sold 1,000 Shares of Common Stock	$14.16

	August 13, 2001	Sold 1,000 Shares of Common Stock	$14.21

	August 13, 2001	Sold 1,000 Shares of Common Stock	$14.22

	August 14, 2001	Sold 3,000 Shares of Common Stock	$14.26

Reporting Person	Transaction Date	Amount of Securities	Price Per Share

Ornstein	May 11, 2001	Sold 100,000 Shares of Common Stock	$10.80

	May 25, 2001	Sold 23,404 Shares of Common Stock	$11.39

	May 29, 2001	Sold 25,000 Shares of Common Stock	$11.86

	May 30, 2001	Sold 20,000 Shares of Common Stock	$11.90

	August 7, 2001	Sold 12,000 Shares of Common Stock	$13.59

	August 8, 2001	Sold 10,000 Shares of Common Stock	$13.55

	August 9, 2001	Sold 14,000 Shares of Common Stock	$13.70

	August 9, 2001	Sold 12,500 Shares of Common Stock	$13.60

	August 14, 2001	Sold 100,000 Shares of Common Stock	$14.90

	August 15, 2001	Sold 12,000 Shares of Common Stock	$14.60

	August 16, 2001	Sold 13,000 Shares of Common Stock	$14.87

	August 16, 2001	Sold 5,000 Shares of Common Stock	$14.90

	August 16, 2001	Sold 25,000 Shares of Common Stock	$14.90

	August 22, 2001	Sold 6,000 Shares of Common Stock	$14.96

	August 23, 2001	Sold 5,000 Shares of Common Stock	$15.19

	August 24, 2001	Sold 29,500 Shares of Common Stock	$15.40

	August 24, 2001	Sold 42,000 Shares of Common Stock	$15.50

Reporting Person	Transaction Date	Amount of Securities	Price Per Share

Murnane	August 13, 2001	Sold 6,572 Shares of Common Stock	$14.00

	August 13, 2001	Sold 5,486 Shares of Common Stock	$14.00

	August 13, 2001	Sold 15,535 Shares of Common Stock	$14.15

	August 14, 2001	Sold 23,837 Shares of Common Stock	$14.07

Reporting Person	Transaction Date	Amount of Securities	Price Per Share

Swigart	May 31, 2001	Sold 3,000 Shares of Common Stock	$11.73

	June 8, 2001	Sold 3,000 Shares of Common Stock	$14.90

	August 17, 2001	Sold 25,000 Shares of Common Stock	$11.95

         (d)  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by them.

         (e) Not Applicable.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2001
Date

SIGNATURES

BARLOW MANAGEMENT, INC.

           /s/ George Murnane
      By: George Murnane, III
      Its: President

/s/ Jonathan G. Ornstein
Jonathan G. Ornstein

/s/ George Murnane
George Murnane, III

/s/ James E. Swigart
James E. Swigart

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement for Schedule 13D